SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under The Securities and Exchange Act of 1934

                                Amendment No. 1

                                 INTERTAN, INC.
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                    461120107
                                 (CUSIP NUMBER)

















                 The blank below is check if a fee is being paid
                              with this statement _



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        CUSIP NO. 115 759 102

        1)  Name of Reporting Persons
            S.S. or I.R.S. Identifica-          PIONEERING MANAGEMENT
            tion Nos. of Above Persons               CORPORATION

        2)  Check the Appropriate Box           (a)
            of a Member of a Group
            (See Instructions)                  (b)   x

        3)  SEC Use Only

        4)  Citzenship of Place of              State of Delaware
            Organization

        Number of       (5) Sole Voting Power   1018600
        Shares
        Beneficially    (6) Shared Voting Power 0
        Owned by Each
        Reporting Per-
        son With        (7) Sole Dispositive    0
                            Power

                        (8) Shared Dispositive  1018600
                            Power

        9)  Aggregate Amount Beneficially       1018600
            Owned by Each Reporting Person

        10) Check if the Aggregate Amount
            in Row (9) Excludes Certain
            Shares (See Instructions)

        11) Percent of Class Represented        10.16
            By Amount in Row 9.

        12) Type of Reporting Person (See
            Instructions                        IA


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        Item 1(a)   Name of Issuer:

                    INTERTAN, INC.

        Item 1(b)  Address of Issuer's Principal Executive Officer

        Douglas C. Saunders
        INTERTAN, INC.
        900 One Tandy Center
        Fort Worth, Texas 76102

        Item 2(a)  Name of Person Filing

        Pioneering Management Corporation


        Item 2(b)  Address of Principal Business Office:

        60 State Street, Boston, MA 02114

        Item 2(c)   Citizenship:

        State of Delaware - Pioneering Management Corporation

        Item 2(d)  Title of Class of Securities

        Common

        Item 2(e)  CUSIP Number

        461120107

        Item 3 The person filing this statement pursuant to Tule 13-1(b) or or 13d-2 is:

                   (a)Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.



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        Item 4     Ownership.

        (a) Amount Beneficially Owned:1018600


        (b) Percent of Class: 10.16

        (c) Number of shares as to which such person has:

        (i)          sole power to vote or to direct vote - 1018600

        (ii)         shared power to vote or to direct vote - 0

        (iii)        sole power to dispose or to
                     direct disposition of - 0

        (iv)         shared power to dispose or to direct
                     disposition of - 1018600

        Item 5      Ownership of Five Percent or Less of a Class.

                     Inapplicable.

        Item 6      Ownership of More than Five Percent
                    on Behalf of Another Person.

                     Inapplicable.

        Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Hold-ing Company.

                     Inapplicable.

        Item 8     Identification and Classification of Members of the Group.

                   Inapplicable.

        Item 9     Notice of Dissolution of the Group.

                   Inapplicable.



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        Item 10    Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           April 21, 1995
                   Date


           /s/William H. Keough
                   Signature



          William H. Keough, Senior Vice President,
          Chief Financial Officer and Treasurer
          Type Name and Tile




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